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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------
                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2001

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

                            SEAGOE INDUSTRIAL ESTATE
                                   CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F [X]                           Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes [ ]                                 No [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          .)

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

                                EXPLANATORY NOTE

I.   PURPOSE OF FILING

     The Purpose of this report on Form 6-K by Galen Holdings PLC is to make public the unaudited consolidated financial statements, as listed in the accompanying index, of Galen Holdings and its subsidiaries. These unaudited financial statements have been prepared in accordance with United Kingdom generally accepted accounting principles ("UK GAAP") and are presented in pounds sterling.

     Exhibit 1.1 of this report contains the unaudited consolidated financial statements of Galen Holdings and its subsidiaries as of 30 June 2001 and for the three and nine months ended 30 June 2001 and 2000, prepared in accordance with United States generally accepted accounting principles ("US GAAP") and presented in United States dollars.

II.  SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 14, 2001                                           Galen Holdings PLC

                                                          /s/  R. G. Elliott
                                                          ------------------------------
                                                          Name: R. G. Elliott
                                                          Title: Chief Financial Officer

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
I    FINANCIAL INFORMATION
A.  Consolidated Financial Statements (unaudited)...........    2
     Consolidated Profit and Loss Account for the three and
      nine months ended 30 June 2001 and 2000, and year
      ended 30 September 2000...............................    2
     Consolidated Statements of Total Recognised Gains and
      Losses for the three and nine months ended 30 June
      2001 and 2000, and year ended 30 September 2000.......    3
     Consolidated Balance Sheets as at 30 June 2001 and
      2000, and 30 September 2000...........................    4
     Consolidated Cash Flow Statements for nine months ended
      30 June 2001 and 2000, and year ended 30 September
      2000..................................................    5
     Notes to the Consolidated Financial Statements.........   6-14
B.  Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................  15-21
C.  Quantitative and Qualitative Disclosures About Market
  Risk......................................................    21
II   OTHER INFORMATION
A.  Legal Proceedings.......................................    22
B.  Exhibits and Reports on Form 6-K or 8-K.................    22

I -- FINANCIAL INFORMATION

A.  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
             UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- UK GAAP
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                            (IN THOUSANDS OF POUNDS)

                                                 UNAUDITED            UNAUDITED         AUDITED
                                            THREE MONTHS ENDED    NINE MONTHS ENDED    YEAR ENDED
                                                  30 JUNE              30 JUNE        30 SEPTEMBER
                                            -------------------   -----------------   ------------
                                              2001       2000      2001      2000         2000
                                            --------   --------   -------   -------   ------------
TURNOVER
Pharmaceutical products..................   L32,452    L10,736    L91,823   L33,900     L44,397
Pharmaceutical services..................    14,213     10,631     41,035    29,913      41,623
                                            -------    -------    -------   -------     -------
TOTAL TURNOVER...........................    46,665     21,367    132,858    63,813      86,020
COST OF SALES............................    16,473     10,311     46,237    32,610      44,222
                                            -------    -------    -------   -------     -------
GROSS PROFIT.............................    30,192     11,056     86,621    31,203      41,798
                                            -------    -------    -------   -------     -------
NET OPERATING EXPENSES BEFORE EXCEPTIONAL
  ITEMS AND AMORTISATION OF INTANGIBLES
  AND GOODWILL...........................    16,127      5,049     46,468    13,152      17,744
Exceptional items........................        --         --         --        --       3,311
Intangibles amortisation.................     1,797         --      5,653        --          --
Goodwill amortisation....................     4,061        460     12,164     1,361       1,999
                                            -------    -------    -------   -------     -------
TOTAL NET OPERATING EXPENSES.............    21,985      5,509     64,285    14,513      23,054
                                            -------    -------    -------   -------     -------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS
  AND AMORTISATION OF INTANGIBLES AND
  GOODWILL...............................    14,065      6,007     40,153    18,051      24,054
Exceptional items........................        --         --         --        --      (3,311)
Intangibles amortisation.................    (1,797)        --     (5,653)       --          --
Goodwill amortisation....................    (4,061)      (460)   (12,164)   (1,361)     (1,999)
                                            -------    -------    -------   -------     -------
TOTAL OPERATING PROFIT...................     8,207      5,547     22,336    16,690      18,744
Investment income........................       678        600      2,635     1,347       2,089
                                            -------    -------    -------   -------     -------
PROFIT ON ORDINARY ACTIVITIES BEFORE
  INTEREST...............................     8,885      6,147     24,971    18,037      20,833
Interest payable and similar charges.....     4,215        598     13,883     1,242       1,760
                                            -------    -------    -------   -------     -------
PROFIT ON ORDINARY ACTIVITIES BEFORE
  TAXATION...............................     4,670      5,549     11,088    16,795      19,073
Tax on profit on ordinary activities.....     1,050      1,505      2,751     4,004       4,699
                                            -------    -------    -------   -------     -------
PROFIT ON ORDINARY ACTIVITIES AFTER
  TAXATION...............................     3,620      4,044      8,337    12,791      14,374
Minority interests.......................        29         31        104        70          89
                                            -------    -------    -------   -------     -------
PROFIT FOR THE FINANCIAL PERIOD..........     3,591      4,013      8,233    12,721      14,285
Dividends................................        --         --      1,342       910       3,036
                                            -------    -------    -------   -------     -------
RETAINED PROFIT FOR THE FINANCIAL
  PERIOD.................................   L 3,591    L 4,013    L 6,891   L11,811     L11,249
                                            =======    =======    =======   =======     =======
EARNINGS PER SHARE.......................      2.3p       3.3p       5.2p     10.5p       11.8p
DILUTED EARNINGS PER SHARE...............      2.2p       3.3p       5.1p     10.5p       11.7p
BEFORE EXCEPTIONAL ITEMS AND AMORTISATION
  OF GOODWILL AND OTHER INTANGIBLES:
  EARNINGS PER SHARE.....................      6.0p       3.7p      16.6p     11.6p       15.5p
  DILUTED EARNINGS PER SHARE.............      5.9p       3.6p      16.2p     11.6p       15.5p

   See accompanying notes to the unaudited consolidated financial statements.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY

             UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- UK GAAP

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
                            (IN THOUSANDS OF POUNDS)

                                                 UNAUDITED            UNAUDITED         AUDITED
                                            THREE MONTHS ENDED    NINE MONTHS ENDED    YEAR ENDED
                                                  30 JUNE              30 JUNE        30 SEPTEMBER
                                            -------------------   -----------------   ------------
                                              2001       2000      2001      2000         2000
                                            --------   --------   -------   -------   ------------
Profit for the financial period..........   L 3,591    L 4,013    L 8,233   L12,721     L14,285
Translation differences on foreign
  currency net investment................     1,308        390      3,682       564         953
                                            -------    -------    -------   -------     -------
Total recognised gains and losses
  relating to the period.................   L 4,899    L 4,403    L11,915   L13,285     L15,238
                                            =======    =======    =======   =======     =======

   See accompanying notes to the unaudited consolidated financial statements.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY

             UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- UK GAAP

                          CONSOLIDATED BALANCE SHEETS
                            (IN THOUSANDS OF POUNDS)

                                                                                       AUDITED
                                                                                        AS AT
                                                         UNAUDITED AS AT 30 JUNE     30 SEPTEMBER
                                                         ------------------------    ------------
                                                            2001          2000           2000
                                                         ----------    ----------    ------------
FIXED ASSETS:
Intangible assets....................................    L 521,723     L  43,199      L 456,102
Tangible assets......................................       87,418        75,982         79,388
                                                         ---------     ---------      ---------
                                                           609,141       119,181        535,490
                                                         ---------     ---------      ---------
CURRENT ASSETS:
Stocks...............................................       15,003        11,383         14,207
Debtors..............................................       37,025        21,530         34,747
Cash at bank and in hand.............................       58,001        23,482         77,660
                                                         ---------     ---------      ---------
                                                           110,029        56,395        126,614
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR.......       78,437        20,943         82,345
                                                         ---------     ---------      ---------
NET CURRENT ASSETS...................................       31,592        35,452         44,269
                                                         ---------     ---------      ---------
TOTAL ASSETS LESS CURRENT LIABILITIES................      640,733       154,633        579,759
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE
  YEAR...............................................      206,605        32,842        159,200
PROVISION FOR LIABILITIES AND CHARGES................        3,233            --          3,223
DEFERRED INCOME......................................        5,462         6,430          6,670
                                                         ---------     ---------      ---------
NET ASSETS...........................................    L 425,433     L 115,361      L 410,666
                                                         =========     =========      =========
CAPITAL AND RESERVES:
Called up share capital..............................       16,272        12,727         15,897
Share premium account................................       58,746        55,031         55,031
Merger reserve.......................................      290,685            --        290,685
Profit and loss account..............................       59,506        47,516         48,933
                                                         ---------     ---------      ---------
EQUITY SHAREHOLDERS' FUNDS...........................      425,209       115,274        410,546
MINORITY INTERESTS -- EQUITY.........................          224            87            120
                                                         ---------     ---------      ---------
                                                         L 425,433     L 115,361      L 410,666
                                                         =========     =========      =========

   See accompanying notes to the unaudited consolidated financial statements.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
             UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- UK GAAP
                       CONSOLIDATED CASH FLOW STATEMENTS
                            (IN THOUSANDS OF POUNDS)

                                                                UNAUDITED            AUDITED
                                                            NINE MONTHS ENDED       YEAR ENDED
                                                                 30 JUNE           30 SEPTEMBER
                                                           --------------------    ------------
                                                             2001        2000          2000
                                                           --------    --------    ------------
NET CASH INFLOW FROM OPERATING ACTIVITIES..............    L 38,599    L 12,877      L16,659
                                                           --------    --------      -------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE:
Interest paid..........................................     (13,884)     (1,242)      (1,501)
Interest received......................................       2,635       1,347        1,642
                                                           --------    --------      -------
                                                            (11,249)        105          141
                                                           --------    --------      -------
TAXATION:
Corporation tax paid...................................        (820)     (2,736)      (3,242)
                                                           --------    --------      -------
CAPITAL EXPENDITURE:
Purchase of tangible fixed assets......................     (11,905)    (13,042)     (15,454)
Sale of tangible fixed assets..........................         217          31           33
Purchase of intangible fixed assets....................     (67,669)         --       (1,984)
Government grants received.............................          --       1,114        1,695
                                                           --------    --------      -------
                                                            (79,357)    (11,897)     (15,710)
                                                           --------    --------      -------
ACQUISITIONS:
Acquisition costs and deferred consideration
  payments.............................................     (16,101)     (9,871)     (15,063)
Net funds acquired with subsidiary undertakings........          --          --          474
                                                           --------    --------      -------
                                                            (16,101)     (9,871)     (14,589)
                                                           --------    --------      -------
EQUITY DIVIDENDS PAID..................................      (2,191)     (1,400)      (2,278)
                                                           --------    --------      -------
NET CASH FLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND
  FINANCING............................................     (71,119)    (12,922)     (19,019)
                                                           --------    --------      -------
MANAGEMENT OF LIQUID RESOURCES:
Decrease (increase) in short-term deposits.............      36,000     (31,000)     (24,500)
                                                           --------    --------      -------
FINANCING:
Issue of ordinary share capital, net of expenses.......       4,090      36,367       36,367
Notes repaid...........................................     (27,323)         --           --
Loans obtained (repaid), net...........................      55,482      (4,965)      13,476
Principal repayment under hire purchase agreements.....        (300)       (163)        (329)
                                                           --------    --------      -------
                                                             31,949      31,239       49,514
                                                           --------    --------      -------
(DECREASE) INCREASE IN CASH IN THE PERIOD..............    L (3,170)   L(12,683)     L 5,995
                                                           ========    ========      =======

   See accompanying notes to the unaudited consolidated financial statements.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS -- UK GAAP
                    IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

1.   BASIS OF PRESENTATION

     The unaudited consolidated financial statements included herein, which do not constitute statutory accounts, have been prepared in accordance with generally accepted accounting principles in the UK. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in Galen Holdings Public Limited Company's ("Galen" or the "Company") 2000 Annual Report.

     Galen is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, New Jersey, USA. The Company's financial statements include the financial statements for Galen Holdings Public Limited Company and all of its subsidiaries. The Company's financial statements are prepared in pounds sterling in conformity with UK generally accepted accounting principles.

     In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented.

2.   INTERIM DIVIDEND

     An interim dividend of 0.83 pence per share, declared on 30 April 2001, will be paid on 24 August 2001.

3.   STOCKS

     Inventories are stated at the lower of cost or market. Cost is determined principally on the basis of first in, first out or standards that approximate average cost.

                                                     30 JUNE    30 SEPTEMBER
                                                      2001          2000
                                                     -------    ------------
Finished goods...................................    L 6,265      L 6,003
Raw materials....................................      8,738        8,204
                                                     -------      -------
                                                     L15,003      L14,207
                                                     -------      -------

4.   WARNER CHILCOTT SENIOR NOTES DUE 2008

     Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on 29 September 2000 had $200,000 principal amount of 12 5/8% senior notes outstanding. The notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's immediate parent. In March 2001 Galen unconditionally guaranteed the notes.

     Interest payments on the notes are due semi-annually in arrears on 15 February and 15 August. The notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the notes plus accrued interest. The indenture governing the notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

     The indenture governing the notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on 13 December 2000, Warner Chilcott repurchased $40,300 principal amount of the notes.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
          NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS --
                             UK GAAP -- (CONTINUED)
                    IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

5.   ACQUISITIONS

     On 29 September 2000 Galen acquired all of the outstanding shares and share equivalents of Warner Chilcott through a scheme of arrangement under the laws of the Republic of Ireland. Galen issued 2.5 Galen ordinary shares for each of Warner Chilcott's outstanding ordinary shares. All of Warner Chilcott's outstanding share options and warrants were converted at the same ratio into options and warrants to acquire Galen shares. The total acquisition price of L308,584 consisted of (i) L257,392, the value of 31,698,554 Galen shares issued in exchange for the 12,680,812 outstanding shares of Warner Chilcott, (ii) L43,744 representing the fair market value of Galen share options and warrants issued in exchange for Warner Chilcott options and warrants, and (iii) L7,448 of acquisition costs. The Warner Chilcott transaction closed on 29 September 2000, the last business day of the Company's fiscal year, and has been accounted for as an acquisition.

     On 29 June 2001 Galen purchased from Bristol-Myers Squibb Company Estrace(R) tablets, a branded estrogen replacement therapy product for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. This purchase is being accounted for as an acquisition. Under acquisition accounting, the purchase price is allocated to the tangible and intangible assets acquired based upon their respective fair values as of the purchase date. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The purchased intangible assets are being amortized over 20 years, the product's estimated useful life.

     The following unaudited pro forma information presents the results of operations for the Company assuming the following events were completed as of 1 October 1999: (i) Galen's purchase of Estrace(R) tablets, (ii) Galen's acquisition of Warner Chilcott, (iii) Warner Chilcott's acquisition of three branded products from Bristol-Myers Squibb (Ovcon(R) 35, Ovcon(R) 50 and Estrace(R) cream), (iv) the issuance of $200,000 principal amount of senior notes by Warner Chilcott to finance the acquisition of the products, (v) the repurchase of $40,300 principal amount of the senior notes issued by Warner Chilcott, and (vi) the elimination of Warner Chilcott's marketing agreement with Schering-Plough Corporation triggered by Galen's acquisition of Warner Chilcott.

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of 1 October 1999, or of future results of operations of the consolidated entities.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
          NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS --
                             UK GAAP -- (CONTINUED)
                    IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

                                                              NINE MONTHS ENDED 30 JUNE
                                                     -------------------------------------------
                                                             2001                   2000
                                                     --------------------   --------------------
                                                      ACTUAL    PRO FORMA    ACTUAL    PRO FORMA
                                                     --------   ---------   --------   ---------
Turnover..........................................   L132,858   L153,619    L 63,813   L131,678
Profit for the financial period...................   L  8,233   L 17,153    L 12,721   L  8,995
Basic earnings per share..........................       5.2p      10.9p       10.5p       5.9p
Diluted earnings per share........................       5.1p      10.7p       10.5p       5.9p
Shares used in computing basic earnings per share
  (in 000's)......................................    157,326    157,326     121,141    152,840
Shares used in computing diluted earnings per
  share (in 000's)................................    160,505    160,505     121,560    153,259

6.   EARNINGS PER SHARE

     The calculation of earnings per share is based on profit after tax and minority interest, divided by the weighted average number of shares in issue during the period. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for potentially dilutive rights to acquire ordinary shares that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

     Earnings per share before exceptional items and amortization of goodwill and other intangibles (including diluted earnings per share) is based on profit after tax and minority interest adjusted for exceptional items and amortization.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
          NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS --
                             UK GAAP -- (CONTINUED)
                    IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

     Shares held in the employee share trust are excluded from these calculations. The following table sets forth the computation for each of these calculations:

                                       THREE MONTHS ENDED 30 JUNE     NINE MONTHS ENDED 30 JUNE
                                       ---------------------------   ---------------------------
                                           2001           2000           2001           2000
                                       ------------   ------------   ------------   ------------
Numerator for earnings per share and
  diluted earnings per share........   L      3,591   L      4,013   L      8,233   L     12,721
Numerator for calculation before
  exceptional items and amortisation
  of goodwill and other
  intangibles.......................   L      9,449   L      4,473   L     26,050   L     14,082
Weighted average number of ordinary
  shares............................    157,406,120    122,346,774    157,326,345    121,140,656
Effect of dilutive stock options and
  warrants..........................      2,355,514        448,971      3,178,415        419,664
                                       ------------   ------------   ------------   ------------
Weighted average number of ordinary
  shares (diluted)..................    159,761,634    122,795,745    160,504,760    121,560,320
(Amounts in pence)
Earnings per share..................           2.3p           3.3p           5.2p          10.5p
Diluted earnings per share..........           2.2p           3.3p           5.1p          10.5p
Before exceptional items and
  amortisation of goodwill and other
  intangibles:
  Earnings per share................           6.0p           3.7p          16.6p          11.6p
  Diluted earnings per share........           5.9p           3.6p          16.2p          11.6p

7.   CONTINGENCIES

     The Company is involved in various legal proceedings of a nature considered normal to its business including patent litigation, product liability and other matters. In the event of the adverse outcome of these proceedings, resulting liabilities are either covered by insurance, established reserves or, in the opinion of management, would not have a material adverse effect on the financial condition or results of operations of the Company.

8.   INCOME TAXES

     Galen operates in two primary tax jurisdictions, the UK and the US. The majority of Galen's taxable income for the periods presented is derived from the UK and the US. The statutory rate in the UK for the three and nine months ended 30 June 2001 and 2000 was 30%. Following are the Company's effective tax rates for the current and prior year periods:

                                                             2001    2000
                                                             ----    ----
Three months ended 30 June...............................    22%     27%
Nine months ended 30 June................................    25%     24%

     The principal factors creating the difference between the UK statutory rate and the lower relevant effective rate are timing differences not recognised on the excess of tax allowances over depreciation, non-taxable grant transfers and the tax benefit arising from the utilization of losses brought forward on which deferred taxation had not been provided.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
          NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS --
                             UK GAAP -- (CONTINUED)
                    IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

9.   CONSOLIDATING SCHEDULE

     Following are consolidating schedules reflecting Balance Sheet and Profit and Loss Account information for the Company as at 30 June 2001, and for the three and nine months ended 30 June 2001:

                                                                                    OTHER
                                     GALEN          WARNER           WARNER       SUBSIDIARY   ELIMINATION
                                  HOLDINGS PLC   CHILCOTT, PLC   CHILCOTT, INC.   COMPANIES      ENTRIES     CONSOLIDATED
                                  ------------   -------------   --------------   ----------   -----------   ------------
 BALANCE SHEET DATA:
 30 JUNE 2001
 FIXED ASSETS..................     L     --       L     --         L155,591       L453,550     L      --      L609,141
 INVESTMENT IN SUBSIDIARIES....     L308,997       L132,067         L     --       L     --     L(441,064)     L     --
 Stocks........................           --             --            4,442         10,561            --        15,003
 Debtors.......................          108             --           12,082         24,835            --        37,025
 Cash at bank and in hand......        1,972             12           17,106         38,911            --        58,001
 Inter-company receivable
   (payable)...................       80,277        (19,314)          12,367        (73,330)           --            --
                                    --------       --------         --------       --------     ---------      --------
 CURRENT ASSETS................     L 82,357       L(19,302)        L 45,997       L    977     L      --      L110,029
                                    --------       --------         --------       --------     ---------      --------
 CREDITORS:
   Amounts falling due within
     one year..................     L 20,923       L     86         L 13,169       L 44,259     L      --      L 78,437
   Amounts falling due after
     more than one year........     L     --       L     --         L111,787       L 94,818     L      --      L206,605
 OTHER LONG-TERM LIABILITIES...     L     --       L     --         L     --       L  8,695     L      --      L  8,695
 EQUITY SHAREHOLDERS' FUNDS....     L370,431       L112,679         L 76,632       L306,531     L(441,064)     L425,209
 MINORITY
   INTERESTS -- EQUITY.........     L     --       L     --         L     --       L    224     L      --      L    224
                                    ========       ========         ========       ========     =========      ========
 PROFIT AND LOSS ACCOUNT DATA:
 THREE MONTHS ENDED 30 JUNE
   2001
 TURNOVER......................     L     --       L     --         L 20,280       L 26,385     L      --      L 46,665
 COST OF SALES.................           --             --            3,316         13,157            --        16,473
 NET OPERATING EXPENSES BEFORE
   AMORTISATION OF INTANGIBLES
   AND GOODWILL................           --             --            6,520          9,607            --        16,127
 Amortisation expense..........           --             --            1,529            925         3,404         5,858
                                    --------       --------         --------       --------     ---------      --------
 TOTAL NET OPERATING
   EXPENSES....................           --             --            8,049         10,532         3,404        21,985
                                    --------       --------         --------       --------     ---------      --------
 OPERATING PROFIT..............           --             --            8,915          2,696        (3,404)        8,207
 Investment income.............           24             --              161            493            --           678
 Interest payable and similar
   charges.....................           --             --            3,750            465            --         4,215
 Tax on profit on ordinary
   activities..................           --             --               --          1,050            --         1,050
 Minority interests............           --             --               --             29            --            29
                                    --------       --------         --------       --------     ---------      --------
 PROFIT FOR THE FINANCIAL
   PERIOD......................     L     24       L     --         L  5,326       L  1,645     L  (3,404)     L  3,591
                                    ========       ========         ========       ========     =========      ========
 NINE MONTHS ENDED 30 JUNE 2001
 TURNOVER......................     L     --       L     --         L 57,306       L 75,552     L      --      L132,858
 COST OF SALES.................           --             --            9,574         36,663            --        46,237
 NET OPERATING EXPENSES BEFORE
   AMORTISATION OF INTANGIBLES
   AND GOODWILL................           --             (2)          19,565         26,905            --        46,468
 Amortisation expense..........           --             --            5,197          2,408        10,212        17,817
                                    --------       --------         --------       --------     ---------      --------
 TOTAL NET OPERATING
   EXPENSES....................           --             (2)          24,762         29,313        10,212        64,285
                                    --------       --------         --------       --------     ---------      --------

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
          NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS --
                             UK GAAP -- (CONTINUED)
                    IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

                                                                                    OTHER
                                     GALEN          WARNER           WARNER       SUBSIDIARY   ELIMINATION
                                  HOLDINGS PLC   CHILCOTT, PLC   CHILCOTT, INC.   COMPANIES      ENTRIES     CONSOLIDATED
                                  ------------   -------------   --------------   ----------   -----------   ------------
 OPERATING PROFIT..............     L     --       L      2         L 22,970       L  9,576     L (10,212)     L 22,336
 Investment income.............           72             --              870          1,693            --         2,635
 Interest payable and similar
   charges.....................           --             --           12,326          1,557            --        13,883
 Tax on profit on ordinary
   activities..................           --             --               --          2,751            --         2,751
 Minority interests............           --             --               --            104            --           104
                                    --------       --------         --------       --------     ---------      --------
 PROFIT FOR THE FINANCIAL
   PERIOD......................     L     72       L      2         L 11,514       L  6,857     L (10,212)     L  8,233
                                    ========       ========         ========       ========     =========      ========

     Consolidating profit and loss data for the comparative prior year periods is not presented, as Galen's acquisition of Warner Chilcott did not occur until September 2000.

     The Company has not provided reconciliations from UK GAAP to US GAAP for the columns relating to the guarantor entities, as described in Note 4, since, in the opinion of management, such reconciliations would not materially affect an investor's understanding of the nature of the guarantee. The majority of the reconciling items between UK GAAP and US GAAP, as set forth in Note 11, relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors' investment in subsidiaries and equity earnings of subsidiaries.

10. SEGMENT INFORMATION

     The Company's business is classified into two reportable segments for internal financial reporting purposes: Pharmaceutical Products and Pharmaceutical Services. For all periods presented, the Pharmaceutical Products segment includes the development, manufacture and promotion of prescription pharmaceutical products in the US, UK and Ireland, and the provision of specialized development and manufacturing services to other pharmaceutical companies. The Pharmaceutical Services segment provides technology-based research and development services to the pharmaceutical industry. These services include the design, manufacture, packaging and worldwide distribution of patient packs for clinical trials, interactive voice response system support to permit the more efficient management of the clinical trial process and "bench to pilot scale" specialty chemical design and synthesis services for research-based pharmaceutical companies.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
          NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS --
                             UK GAAP -- (CONTINUED)
                    IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

     The following represents selected information for the Company's operating segments for the periods indicated:

(A) CONTRIBUTION BY BUSINESS ACTIVITY

                                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                                               30 JUNE              30 JUNE
                                                         -------------------   -----------------
                                                           2001       2000      2001      2000
                                                         --------   --------   -------   -------
PHARMACEUTICAL PRODUCTS
Turnover..............................................   L32,452    L10,736    L91,823   L33,900
Cost of sales.........................................     8,363      5,680     23,302    17,852
Net operating expenses before amortisation of goodwill
  and intangibles.....................................    13,201      2,644     38,000     7,648
Amortisation of goodwill and intangibles..............     5,457        254     16,631       762
                                                         -------    -------    -------   -------
Operating profit......................................   L 5,431    L 2,158    L13,890   L 7,638
                                                         -------    -------    -------   -------
PHARMACEUTICAL SERVICES
Turnover..............................................   L14,213    L10,631    L41,035   L29,913
Cost of sales.........................................     8,110      4,631     22,935    14,758
Net operating expenses before amortisation of goodwill
  and intangibles.....................................     2,926      2,405      8,468     5,504
Amortisation of goodwill..............................       401        206      1,186       599
                                                         -------    -------    -------   -------
Operating profit......................................   L 2,776    L 3,389    L 8,446   L 9,052
                                                         -------    -------    -------   -------

(B) GEOGRAPHICAL ANALYSIS (based on the location in which sale originated)

                                                        THREE MONTHS ENDED    NINE MONTHS ENDED
                                                              30 JUNE              30 JUNE
                                                        -------------------   ------------------
                                                          2001       2000       2001      2000
                                                        --------   --------   --------   -------
TURNOVER
United Kingdom.......................................   L18,392    L16,599    L 52,696   L49,915
United States........................................    27,994      4,488      79,323    13,058
All Other............................................       279        280         839       840
                                                        -------    -------    --------   -------
                                                        L46,665    L21,367    L132,858   L63,813
                                                        -------    -------    --------   -------
OPERATING PROFIT (LOSS)
United Kingdom.......................................   L 4,501    L 4,686    L 10,212   L13,731
United States........................................     3,711        931      12,134     3,156
All Other............................................        (5)       (70)        (10)     (197)
                                                        -------    -------    --------   -------
                                                        L 8,207    L 5,547    L 22,336   L16,690
                                                        -------    -------    --------   -------

11. SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     The consolidated financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the three and nine months ended 30 June 2001 and 2000, and to equity shareholders' funds as at 30 June 2001 and 30 September 2000 are set out in the tables below. For a detailed description of the adjustments below, see the Company's Annual Report.

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
          NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS --
                             UK GAAP -- (CONTINUED)
                    IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

(A) RECONCILIATION OF PROFIT

                                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                                               30 JUNE              30 JUNE
                                                         -------------------   -----------------
                                                           2001       2000      2001      2000
                                                         --------   --------   -------   -------
Profit for the financial period under UK GAAP..........  L 3,591    L 4,013    L 8,233   L12,721
                                                         -------    -------    -------   -------
US GAAP adjustments:
  Amortisation of goodwill.............................    1,665        141      5,065       425
  Amortisation of intangibles..........................     (270)        --       (798)       --
  Capitalisation of interest...........................       (8)      (217)       (26)      (26)
  Deferred taxation....................................   (2,027)        --     (4,641)     (472)
  Compensation expense(i)..............................     (217)      (788)    (3,312)   (1,249)
  Inventory step up release............................       --         --       (986)       --
  Deferred tax effect of US GAAP adjustments...........       --         57        940        --
                                                         -------    -------    -------   -------
US GAAP adjustments total..............................  L  (857)   L  (807)   L(3,758)  L(1,322)
                                                         -------    -------    -------   -------
Profit for the financial period under US GAAP -- UK
  pounds...............................................  L 2,734    L 3,206    L 4,475   L11,399
                                                         =======    =======    =======   =======
Basic earnings per share under US GAAP -- UK pence.....     1.7p       2.6p       2.8p      9.4p
Diluted earnings per share under US GAAP -- UK pence...     1.7p       2.6p       2.8p      9.4p

---------------

(i) Nine-month period includes L2,680 ($3,880) relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director. This is a one time, non-cash adjustment, required under US GAAP; it has no impact on equity shareholders' funds.

(B) EFFECT ON EQUITY SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN UK GAAP AND US
    GAAP:

                                                                  AS AT              AS AT
                                                               30 JUNE 2001    30 SEPTEMBER 2000
                                                               ------------    -----------------
Equity shareholders' funds under UK GAAP....................    L 425,209          L 410,546
                                                                ---------          ---------
US GAAP adjustments:
  Acquisition accounting....................................      (84,167)           (87,072)
  Amortisation of goodwill related to contingent
     consideration..........................................          946                608
  In-process research and development.......................      (17,813)           (17,851)
  Capitalisation of interest................................        1,666              1,692
  Deferred taxation.........................................      (10,293)            (6,592)
  Employee benefit trust....................................       (7,082)            (7,377)
  Share premium account.....................................        7,082              7,377
  Dividends.................................................        1,342              2,194
                                                                ---------          ---------
US GAAP adjustments total...................................    L(108,319)         L(107,021)
                                                                ---------          ---------
Equity shareholders' funds under US GAAP -- UK pounds.......    L 316,890          L 303,525
                                                                =========          =========

12. RECENTLY ISSUED ACCOUNTING STANDARDS

     US ACCOUNTING: In June 1998 the Financial Accounting Standards Board ("FASB") issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities". FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. FAS 133 is effective for fiscal years beginning after 15 June 1999, but earlier application is permitted as of the

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
          NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS --
                             UK GAAP -- (CONCLUDED)
                    IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

beginning of any fiscal quarter subsequent to 15 June 1998. Upon initial application, all derivatives are required to be recognised in the statement of financial position as either assets or liabilities at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of FAS 133. Subsequent to the issuance of FAS 133, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement 133", which defers the effective date of FAS 133 to periods beginning after 15 June 2000. The Company adopted FAS 133 beginning 1 October 2000. At the date of initial application, no transition adjustment was required, as the Company does not currently use derivative financial instruments.

     UK ACCOUNTING: In December 1999 the Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 19 "Deferred tax" which introduces a form of "full" provision for accounting for deferred tax that replaces the "partial" provision method in Statement of Standard Accounting Practice ("SSAP")
15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of reversal of those timing differences. FRS 19 permits but does not require reporting entities to discount deferred tax assets and liabilities to reflect the true value of money. The FRS applies to accounting periods ending on or after 23 January 2002. The Company proposes to adopt the FRS in its financial statements to 30 September 2002.

13. SUBSEQUENT EVENT

     On 2 July 2001 Galen announced its equity offering. The total net proceeds to Galen (after underwriters' commissions and other expenses of the offering) were approximately L185,000. The offering consisted of an Open Offer of new ordinary shares to qualifying shareholders, and an International Offer of ordinary shares not taken up in the Open Offer. The Open Offer to qualifying shareholders was made to ordinary shareholders of record as at 25 June 2001. In addition to the new ordinary shares, the International Offer included the sale of existing ordinary shares to be sold by three of Galen's directors, Dr. Allen McClay, Dr. John King, and Mr. Geoffrey Elliott, and the McClay Trust, a registered charity which holds shares in Galen. In the United States, the shares were offered in the form of ordinary shares or American Depositary Shares (four ordinary shares equal one American Depositary Share).

     At the close of the acceptance period, Galen received valid applications from qualifying shareholders to subscribe for approximately L42,000 in value of new ordinary shares. The offer price, which is the same for both the Open Offer and the International Offer, was set at the end of a competitive book-building process and amounted to 755 pence per ordinary share ($42.95 per American Depositary Share). On this basis, the number of new ordinary shares to be issued under the Open Offer was approximately 5.6 million. The number of shares being offered through the International Offer was approximately 34.2 million. This comprises approximately 20.9 million new ordinary shares not subscribed for under the Open Offer and in aggregate approximately 13.3 million existing ordinary shares sold by Dr. John King, Dr. Allen McClay, Mr. Geoffrey Elliott and the McClay Trust. Dr. John King, Dr. Allen McClay, Mr. Geoffrey Elliott and the McClay Trust granted the underwriters an option for the subscription of up to approximately 6.0 million additional ordinary shares at the offer price to cover over-allotments.

B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on estimates of future results and of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases, such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are subject to significant risks and uncertainties, including those identified in our 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on 25 January 2001 and in our other filings with the Commission, which may cause actual results to differ materially from those discussed in such forward-looking statements. We do not undertake to update our forward-looking statements to reflect future events or circumstances.

     The following discussion should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in
Section I-A of this Form 6-K. The financial data analyzed in this discussion has been prepared in accordance with UK GAAP.

OVERVIEW

     Galen Holdings PLC is an integrated specialty pharmaceutical company focused principally in the women's healthcare therapeutic area. We develop, manufacture and supply branded prescription pharmaceutical products in the United Kingdom and Ireland and, with our acquisition of Warner Chilcott in September 2000, we market products in the United States. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary Intravaginal Ring, or IVR, technology. Our IVR is able to deliver a wide range of medicines to the patient over time periods of up to three months. We also provide a wide-range of high value services to the research and development activities of both pharmaceutical and biotechnology companies.

     Our core products include: Ovcon 35(R), an oral contraceptive; Estrace(R) cream, a hormone replacement therapy; and Doryx(R), our proprietary brand of doxycycline. In the UK, we launched Regurin(R), our anti-cholinergic product, during our first quarter 2001. In April 2001 we received authorization to market in the UK our first IVR based product, Menoring(R), the application of which is to deliver estradiol (estrogen) for the relief of post-menopausal symptoms. In mid July 2001 we began our UK/Ireland pre-launch program for Menoring(R). We are preparing to submit the estradiol IVR through the European Union Mutual Recognition Procedure to gain marketing approval for this IVR application throughout Europe. We are currently engaged in activities to support our planned New Drug Application, or NDA, submission for approval by the Food and Drug Administration, or FDA, to market this IVR application in the US.

     For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

     EFFECT OF THE ACQUISITION OF WARNER CHILCOTT. On 29 September 2000, we acquired Warner Chilcott, a US based developer and marketer of branded prescription pharmaceutical products for L308.6 million. The purchase consideration consisted of the issuance of 31,698,554 ordinary shares, valued at L257.4 million, in exchange for all of the outstanding shares of Warner Chilcott, and the issue of Galen share options and warrants valued at L43.8 million to former holders of Warner Chilcott options and warrants and L7.4 million of transaction related costs.

     The purchase of Warner Chilcott, which closed on the last business day of our fiscal year, was accounted for as an acquisition. The acquisition had and will have the following effects on our results of operations:

     - We recognized goodwill in the amount of L272.4 million. We will amortize this amount over a period of 20 years and, as a consequence, amortization of goodwill will be substantially greater than in prior periods and will reduce net income accordingly.

     - We recognized intangible assets in the amount of L136.6 million related to the Ovcon(R) 35 and Ovcon(R) 50 and Estrace(R) cream products of Warner Chilcott. We will amortize this amount over a period of 20 years and, as a consequence, amortization of intangible assets will be substantially greater than prior periods and reduce net income accordingly.

     - In February 2000, Warner Chilcott, Inc. issued $200 million principal amount of 12 5/8% senior notes due 2008. Our acquisition of Warner Chilcott triggered the right of each holder of Warner Chilcott senior notes to require us to repurchase their notes at 101% of the principal amount of notes presented for repurchase. Following the exercise of this repurchase right by some holders, Warner Chilcott had $159.7 of senior notes outstanding as at 31 March 2001. Interest payments on the senior notes are due semi-annually in arrears on 15 February and 15 August. The senior notes are redeemable prior to maturity at the option of Warner Chilcott, Inc., in whole or in part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100%. Unless and until redeemed, interest payments associated with the senior notes will substantially increase our net interest expense as compared with our interest expense prior to the acquisition of Warner Chilcott.

     EFFECT OF THE ACQUISITION OF ESTRACE(R) TABLETS. Consistent with our strategy to acquire established branded pharmaceutical products and to increase sales of those products in the United States through enhanced promotional efforts, on 29 June 2001 we acquired from Bristol-Myers Squibb Company Estrace(R) tablets, an estrogen replacement therapy product with net sales of $40.5 million (L26.7 million) for the year ended 31 December 2000. The gross profit for this product was $39.2 million (L25.9 million) for the year ended 31 December 2000. Going forward the profit contribution of this product to Galen is expected to be lower, reflecting the increased marketing expenditure associated with Galen's plans to revitalize the Estrace(R) brand and additional incremental research and development expenditure. The value of the net assets attributable to Estrace(R) tablets on acquisition was approximately $95 million (L67.2 million). The purchase price for Estrace(R) tablets was approximately $95 million. In connection with this acquisition, we also entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years.

     EFFECT OF EQUITY OFFERING. On 2 July 2001 we announced our equity offering. The total net proceeds to us (after underwriters' commissions and other expenses of the offering) was approximately L185 million. The offering consisted of an Open Offer of new ordinary shares to qualifying shareholders, and an International Offer of ordinary shares not taken up in the Open Offer. The Open Offer to qualifying shareholders was made to shareholders of record as at 25 June 2001. In addition to the new ordinary shares, the International Offer included the sale of existing ordinary shares to be sold by three of our directors, Dr. Allen McClay, Dr. John King, and Mr. Geoffrey Elliott, and the McClay Trust, a registered charity which holds shares in our company. In the US, the shares were offered in the form of ordinary shares or American Depositary Shares (four ordinary shares equal one American Depositary Share).

     At the close of the acceptance period, we received valid applications from qualifying shareholders to subscribe for approximately L42 million in value of new ordinary shares. The offer price, which is the same for both the Open Offer and the International Offer, was set at the end of a competitive book-building process and amounted to 755 pence per ordinary share ($42.95 per American Depositary Share). On this basis, the number of new ordinary shares to be issued under the Open Offer was approximately 5.6 million. The number of shares being offered through the International Offer was approximately 34.2 million. This comprises approximately 20.9 million new ordinary shares not subscribed for under the Open Offer and, in aggregate, approximately 13.3 million existing ordinary shares sold by Dr. John King, Dr. Allen McClay, Mr. Geoffrey Elliott and the McClay Trust. Dr. John King, Dr. Allen McClay, Mr. Geoffrey Elliott and the McClay Trust granted the underwriters an option for the subscription of up to approximately 6.0 million additional ordinary shares at the offer price to cover over-allotments.

     EFFECT OF CURRENCY FLUCTUATIONS. Our turnover streams and operating expenses are denominated in two primary currencies: the US dollar and pounds sterling. The acquisition of Warner Chilcott has resulted in an increasing proportion of US dollar turnover (approximately 60% for the three and nine months ended 30 June 2001) but is reported in pounds sterling. We translate turnover earned in US dollars to pounds sterling in our profit and loss account at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in US dollars and our capital investment in the United States has been funded by US dollar borrowings. These factors reduce our exposure to changes in the US dollar to pounds sterling exchange rate. However, an appreciation of pounds sterling against US dollars could reduce our reported earnings while the depreciation of pounds sterling against US dollars would increase our reported earnings.

RESULTS OF OPERATIONS

     THREE MONTHS ENDED 30 JUNE 2001 AND 2000. Our total turnover increased more than two-fold from L21.4 million in the prior year third quarter to L46.7 million. These favorable results are due primarily to growth in both our pharmaceutical products business and pharmaceutical services business. Depreciation of the UK pound against the US dollar of 7% over the current and prior year quarters, compounded by the growth in our US denominated turnover, also contributed to our increased results. Our US denominated turnover represented approximately 60% of our total turnover, compared to 21% in the prior year quarter.

     Our pharmaceutical products business includes the development, promotion and sale of branded prescription products in the US, UK and Ireland, and the manufacture of specialty products for other companies. Turnover from this business amounted to L32.5 million, an increase of L21.7 million, compared to L10.7 million in the three months ended 30 June 2000. This increase is due primarily to our acquisition of Warner Chilcott in September 2000 and, to a lesser extent, organic growth.

     Turnover from our pharmaceutical services business of L14.2 million increased L3.6 million, or 33.7%, compared to L10.6 million in the three months ended 30 June 2000. Both our clinical trial services and custom chemical services continue to exceed prior year quarterly results. Our clinical trial services business generates turnover in the US and Europe, and includes the results of Interactive Clinical Technologies, Inc., acquired by us in 1999. Our custom chemical services business provides specialty services to research-driven pharmaceutical companies in the US and Europe.

     Gross profit more than doubled from L11.1 million to L30.2 million due to the significant increase in our turnover and our greatly improved pharmaceutical products gross profit margins. Gross profit margin rose from 51.7% to 64.7% primarily reflecting our acquisition of Warner Chilcott which posted a gross profit margin of 84.4% for the period. Our pharmaceutical services gross profit margin remained strong.

     Net operating expense before amortization of intangibles and goodwill rose L11.1 million to L16.1 million, compared to L5.0 million in the three months ended 30 June 2000. This increase in costs is primarily due to 1) operating expenses of L6.6 million associated with the newly acquired Warner Chilcott, 2) L0.6 million of additional pharmaceutical product selling expenses related to the expansion of the UK and Ireland sales force from 65 to 115 representatives to support the launch of Menoring(R) and Regurin(R), and 3) L0.8 million in increased operating expenses to support the increase in our pharmaceutical services business turnover.

     Research and development costs of L2.7 million are included within net operating expenses. These costs increased L1.2 million as compared with costs of L1.5 million incurred in the three months ended 30 June 2000. In the current quarter we were working on the approval, both in Europe and the US, of our first IVR based product for the application of delivering estradiol (estrogen) for the relief of post-menopausal symptoms. Having received UK approval for this product early in the current quarter, our research and development activities continue in support of obtaining marketing approval throughout Europe and in the US. Our activities also reflect our commitment to new product development including the pursuit of other IVR applications for the delivery of hormonal and non-hormonal drugs, and line extensions of several of our US women's healthcare and dermatology products.

     Net operating expenses also include depreciation expense of L1.6 million, an increase of L0.3 million over the prior year quarter expense of L1.3 million. The majority of the increased expense is associated with capital investments in our pharmaceutical services business. Total amortization expense of L5.9 million significantly increased from the prior year quarter due to our acquisition of Warner Chilcott.

     Investment income of L0.7 million was consistent with the prior year period. Interest payable and similar charges for the three months ended 30 June 2001 of L4.2 million increased substantially compared to the prior year quarter charges of L0.6 million as a result of the $159.7 million principal amount of senior subordinated notes acquired as part of the Warner Chilcott transaction.

     Taxes decreased L0.5 million, or 30.2%, to L1.1 million for the current period. We operate mainly in two tax jurisdictions, the UK and the US. The statutory rate in the UK was 30% in both periods. In the US the federal statutory rate was 35% in both periods. Our effective tax rate was 22% for the current quarter compared to 27% in the prior year period. The principal factors creating the difference between the UK statutory rate and the lower relevant effective rate are timing differences not recognized on the excess of tax allowances over depreciation, non-taxable grant transfers and the tax benefit arising from the utilization of losses brought forward on which deferred taxation had not been provided.

     Due to the factors set forth above, we reported net profit of L3.6 million for the current quarter compared to net profit of L4.0 million in the prior year quarter. Excluding amortization expense for intangible assets and goodwill, net profit was L9.4 million compared to L4.5 million in the prior year quarter. Increased turnover and gross profit margin more than offset the increase in our interest charges and operating expenses as outlined above.

     Our earnings per share was 2.3 pence (2.2 pence on a diluted basis) for the current quarter, compared to 3.3 pence (also 3.3 pence on a diluted basis) for the prior year period. Excluding amortization expense for intangible assets and goodwill, earnings per share for the current quarter was 6.0 pence (5.9 pence on a diluted basis), compared to 3.7 pence (3.6 pence on a diluted basis) in the prior year. The weighted average number of ordinary shares outstanding increased by 35.1 million primarily due to the issuance of 31.7 million ordinary shares as consideration for Warner Chilcott in September 2000. The exercise of options and warrants during the current quarter also contributed to the increase in weighted average ordinary shares outstanding.

     NINE MONTHS ENDED 30 JUNE 2001 AND 2000. Turnover in the nine months ended 30 June 2001 more than doubled, rising to L132.9 million from L63.8 million in the prior year period. These favorable results are due primarily to growth in both our pharmaceutical products business and pharmaceutical services business. Depreciation of the UK pound against the US dollar of 9% over the current and prior year periods, compounded by the growth in our US denominated turnover, also contributed to our increased results. Our US denominated turnover represented approximately 60% of our total turnover, compared to 20% in the prior year period.

     Our pharmaceutical products business includes the development, promotion and sale of branded prescription products in the US, UK and Ireland, and the manufacture of specialty products for other companies. Turnover from this business amounted to L91.8 million, an increase of L57.9 million, compared to L33.9 million in the nine months ended 30 June 2000. This increase is due primarily to our acquisition of Warner Chilcott in September 2000 and, to a lesser extent, organic growth.

     Turnover from our pharmaceutical services business of L41.0 million increased L11.1 million, or 37.2%, compared to L29.9 million in the nine months ended 30 June 2000. Both our clinical trial services and custom chemical services continue to exceed prior year results. Our clinical trial services business generates turnover in the US and Europe, and includes the results of Interactive Clinical Technologies, Inc., acquired by us in 1999. Our custom chemical services business provides specialty services to research-driven pharmaceutical companies in the US and Europe.

     Gross profit more than doubled from L31.2 million to L86.6 million due to the significant increase in our turnover and our greatly improved pharmaceutical products gross profit margins. Gross profit margin rose from 48.9% to 65.2% primarily reflecting our acquisition of Warner Chilcott which posted a gross profit margin of 84.0% for the period. Our pharmaceutical services gross profit margin remained strong.

     Net operating expense before amortization of intangibles and goodwill rose L33.3 million to L46.5 million, compared to L13.2 million in the nine months ended 30 June 2000. This increase in costs is primarily due to 1) operating expenses of L19.8 million associated with the newly acquired Warner Chilcott, 2) L1.6 million of additional pharmaceutical product selling expenses related to the expansion of the UK and Ireland sales force from 65 to 115 representatives to support the launch of Menoring(R) and Regurin(R), and 3) L3.4 million in increased operating expenses to support the increase in our pharmaceutical services business turnover.

     Research and development costs of L6.2 million are included within net operating expenses. These costs increased L1.3 million as compared with costs of L4.9 million incurred in the nine months ended 30 June 2000. During the current period we were working on the approval, both in Europe and the US, of our first IVR based product for the application of delivering estradiol (estrogen) for the relief of post-menopausal symptoms. Having received UK approval for this product early in April 2001, our research and development activities continue in support of obtaining marketing approval throughout Europe and in the US. Our activities also reflect our commitment to new product development including the pursuit of other IVR applications for the delivery of hormonal and non-hormonal drugs, and line extensions of several of our US women's healthcare and dermatology products.

     Net operating expenses also include depreciation expense of L4.5 million, an increase of L1.2 million over the prior year expense of L3.3 million. The majority of the increased expense is associated with capital investments in our pharmaceutical services business. Total amortization expense of L17.8 million significantly increased from the prior year period due to our acquisition of Warner Chilcott.

     Investment income of L2.6 million increased L1.3 million from L1.3 million, as funds held for investment were higher during the current period than those held during the prior year period. Interest payable and similar charges for the nine months ended 30 June 2001 primarily represent the interest expense associated with the $200.0 million principal amount of senior subordinated notes acquired as part of the Warner Chilcott transaction. This interest charge is the source of the significant increase in interest payable and similar charges from L1.2 million in 2000 to L13.9 million in the current period. The full $200.0 million principal amount was outstanding for about one-third of the period until the redemption of $40.3 million in mid December as a result of the change in control provision of the note indenture.

     Taxes decreased L1.3 million, or 31.3%, to L2.8 million for the current period. We operate mainly in two tax jurisdictions, the UK and the US. The statutory rate in the UK was 30% in both periods. In the US the federal statutory rate was 35% in both periods. Our effective tax rate was 25% for the current period compared to 24% in the prior year period. The principal factors creating the difference between the UK statutory rate and the lower relevant effective rate are timing differences not recognized on the excess of tax allowances over depreciation, non-taxable grant transfers and the tax benefit arising from the utilization of losses brought forward on which deferred taxation had not been provided.

     Due to the factors set forth above, we reported net profit of L8.2 million for the nine months ended 30 June 2001 compared to net profit of L12.7 million in the prior year period. Excluding amortization expense for intangible assets and goodwill, net profit was L26.1 million compared to L14.1 million in the prior year period. Increased turnover and gross profit margin more than offset the increase in our interest charges and operating expenses as outlined above.

     Our earnings per share was 5.2 pence (5.1 pence on a diluted basis) for the current period, compared to 10.5 pence (also 10.5 pence on a diluted basis) for the prior year period. Excluding amortization expense for intangible assets and goodwill, earnings per share for the current period was 16.6 pence (16.2 pence on a diluted basis), compared to 11.6 pence (also 11.6 pence on a diluted basis) in the prior year. The weighted average number of ordinary shares outstanding increased by 36.2 million primarily due to the issuance of 31.7 million ordinary shares as consideration for Warner Chilcott in September 2000. The exercise of options and warrants during the current period also contributed to the increase in weighted average ordinary shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash inflow from operating activities for nine months ending 30 June 2001, as set forth in the table below, was L38.6 million compared to L12.9 million for the prior year period. This favorable result is due to higher earnings before interest, tax, depreciation and amortization in the current period. EBITDA for the nine months ended 30 June 2001 increased to L44.6 million from L21.4 million in the year ago period.

                                                       NINE MONTHS ENDED
                                                            30 JUNE
                                                       ------------------
                                                        2001       2000
                                                       -------    -------
Total operating profit.............................    L22,336    L16,690
Depreciation expense...............................      4,460      3,305
Amortization expense...............................     17,817      1,361
Working capital movement...........................     (3,988)    (5,119)
Other..............................................     (2,026)    (3,360)
                                                       -------    -------
Net cash inflow from operating activities..........    L38,599    L12,877
                                                       =======    =======

     The most significant event during the nine months ended 30 June 2001 was our acquisition of Estrace(R) tablets from Bristol-Myers Squibb Company for a purchase price of approximately $95.0 million, or L67.7 million as converted to Sterling. This acquisition was primarily financed by borrowings, made in US dollars in order to minimize currency transaction exposure. When converted to Sterling, loans obtained for this transaction totaled L53.1 million.

     Cash flow from operations was also offset by the use of L11.9 million cash to purchase fixed assets and for deferred consideration of L4.6 million as part of the acquisition of Interactive Clinical Technologies, Inc. and Applied Clinical Concepts, Inc., and acquisition costs of L11.5 million relating to Warner Chilcott.

     An additional major cash outflow during the nine months ended 30 June 2001 was the repayment of $40.3 million principal amount of 12 5/8% senior notes due 2008 issued by Warner Chilcott, Inc. This was triggered by our acquisition of Warner Chilcott. Under the terms of the indenture governing the senior notes, holders of the notes had the right to require us to repurchase the notes for redemption at 101% of par value plus accrued interest. On 15 February 2001 we also disbursed in cash the semi-annual interest installment due under these notes, which amounted to $10.8 million. Both of these disbursements were made from US dollars on hand.

     On 2 July 2001 we announced our equity offering. The total net proceeds to us (after underwriters' commissions and other expenses of the offering) was approximately L185 million. In addition to the issue of new ordinary shares, the offer included the sale of existing ordinary shares to be sold by three of our directors and the McClay Trust, a registered charity that holds shares in our company. In the US, the shares were offered in the form of ordinary shares or American Depositary Shares (four ordinary shares equal one American Depositary Share). The offer price was set at the end of a competitive book-building process and amounted to 755 pence per ordinary share ($42.95 per American Depositary Share). The number of new ordinary shares to be issued under the offer was approximately 26.5 million. Approximately 13.3 million existing ordinary shares were sold by three of our directors and the McClay Trust and, these parties granted the underwriters an option for the subscription of up to approximately 6.0 million additional ordinary shares at the offer price to cover over-allotments.

     We ended the period with L58.0 million of cash on hand as compared with L77.7 million at 30 September 2000. We intend to fund our future operating liquidity needs, including capital expenditures and dividends payments, through a combination of cash generated from operations, cash balances on hand and availability under bank credit facilities. At 30 June 2001 we had L66.4 million of availability under committed credit facilities with certain banks.

     There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time. In the event that we pursue significant acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.

INFLATION

     Inflation had no material impact on our operations during the three months ended 30 June 2001.

US GAAP RECONCILIATION

     Galen's consolidated financial statements have been prepared in accordance with UK GAAP. UK GAAP, as applied by Galen, differs in certain significant respects from US GAAP. Note 11 to the financial statements, appearing in Section I-A of this Form 6-K, includes a reconciliation of Galen's profit and loss and equity shareholders' funds to US GAAP.

     Under US GAAP, Galen's profit for the nine months ended 30 June 2001 and 2000 was L4.5 million and L11.4 million, respectively. Galen's US GAAP profit differed from UK GAAP profit principally as a result of differences in accounting for business combinations, capitalisation of interest, deferred taxation and share option compensation expense.

     Included in the compensation expense reconciling item for the period is an amount of L2.68 million relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director. This one time, non-cash adjustment required under US GAAP does not impact equity shareholders' funds.

C.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

     -  Interest rates on debt, and

     -  Foreign exchange rates.

INTEREST RATES

     We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently we do not hedge exposure to interest rate fluctuations through the use of derivative instruments.

FOREIGN EXCHANGE

     Most of the turnover generated and expenses incurred during the three and nine months ended 30 June 2001 and 2000 were denominated in the functional currency of the country in which they were generated. To the extent that we have expanded and continue to expand our operations in the United States, revenues and expenses will continue to be generated in the local currency. We intend to use local currency cash flows to pay similarly denominated expenses to the extent available, although we cannot be certain that we will be able to implement this strategy.

     We had no foreign currency option contracts at 30 June 2001. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by US dollar borrowings as a hedge against foreign currency movements. We intend to use foreign currency hedging more extensively in the future, but cannot give assurances that the use of such instruments will effectively limit our exposure.

II -- OTHER INFORMATION

A.  LEGAL PROCEEDINGS

     We are involved in litigation relating to claims arising out of our operations in the normal course of business, including product liability claims. In the event of the adverse outcome of these proceedings, resulting liabilities are either covered by insurance, established reserves or, in the opinion of management, would not have a material adverse effect on the financial condition or results of operations of the Company. There have been no significant developments in proceedings since we filed our 2000 Annual Report on Form 20-F with the Securities and Exchange Commission, and we have not become involved in any additional material proceedings.

B.  EXHIBITS AND REPORTS ON FORM 6-K OR 8-K

(i) EXHIBITS -- THE FOLLOWING EXHIBIT IS FILED WITH THIS DOCUMENT:

EXHIBIT NO.    DESCRIPTION
-----------    -----------
    1.1        Unaudited consolidated financial statements of Galen
               Holdings PLC and its subsidiaries as at 30 June 2001 and for the three and nine months ended 30 June 2001 and 2000,
               prepared in accordance with US GAAP and presented in US
               dollars

(ii) REPORTS ON FORM 6-K OR 8-K:

     On 19 April 2001 we filed a Form 6-K, dated 4 April 2001, which disclosed our Supplemental Indenture by and among Warner Chilcott, Inc., Warner Chilcott Public Limited Company, Galen and The Bank of New York, whereby we provided a joint and several guaranty with Warner Chilcott Public Limited Company, of Warner Chilcott Inc.'s obligations under its senior notes due 2008. The Form 6-K contained as an exhibit the Supplemental Indenture and Guarantee dated 30 March 2001.

     On 1 May 2001 we filed a Form 6-K, attached to which was our news release dated 1 May 2001, and Chairman and Chief Executive's Report.

     On 4 May 2001 we filed a Form 6-K containing our unaudited consolidated financial statements for the three and six months ended 31 March 2001 and as at 31 March 2001.